UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2011

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated April 6, 2011: OceanFreight Inc. Reports Financial Results for the Fourth Quarter and Year Ended 2010.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. Anthony Kandylidis included in the exhibit, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission (the "Commission") and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  April 6, 2011

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OceanFreight Inc. Reports Financial Results for the Fourth Quarter and Year Ended 2010

April 6, 2011, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter and year ended December 31, 2010.

Financial Highlights

For the three-month period ended December 31, 2010 the Company reported a Net Income of $0.2 million. Included in these results is a loss of $1.6 million associated with the prior classification of four vessels as held for sale.

Excluding this item, net income for the fourth quarter of 2010 would amount to $1.8 million or $0.02 basic and diluted earnings per share.

Recent Developments

We recently, signed a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate construction cost of three Very Large Ore Carriers (VLOCs) that we agreed to acquire in March 2010 and which are scheduled to be delivered in the first, second and third quarter of 2012. The facility includes a pre-delivery portion that is equal to the sum of all the yard installments prior to delivery.

Anthony Kandylidis, the Company’s Chief Executive Officer, commented:

“We are pleased to secure pre-delivery and permanent financing for our first three VLOCs. With our secured contract backlog, no issues with loan covenants and with the purchase of the additional two VLOCs to be delivered in 2013, OceanFreight is uniquely positioned to take advantage of the drybulk market through the next cycle.”

Fourth Quarter 2010 Results

For the fourth quarter ended December 31, 2010, Voyage Revenues amounted to $23.0 million and Operating Income amounted to $2.3 million. Net Income amounted to $0.2 million. Adjusted EBITDA(*) for the fourth quarter of 2010 was $8.5 million.

An average of 11.4 vessels were owned and operated during the fourth quarter of 2010, earning an average Time Charter Equivalent, or TCE rate, of $21,015 per day.

(*) Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by Operating activities.

Year Ended December 31, 2010 Results

For the year ended December 31, 2010, Voyage Revenue amounted to $100.6 million. Operating Loss was $46.3 million, which includes the effect of the loss from the sale of vessels and vessels held for sale $63.0 million. Net Loss amounted to $61.6 million or $(0.87) basic and diluted loss per share. Adjusted EBITDA for the year was $41.0 million as adjusted for the effect of the loss from the sale of vessels  and vessels held for sale.

An average of 12.0 vessels were owned and operated during the year ended 2010, earning an average TCE rate of $23,022 per day.

Fleet Data

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010

Average number of vessels (1)	12.3	11.4	12.7	12
Total voyage days for fleet (2)	1,125	1,035	4,466	4,213
Total calendar days for fleet (3)	1,131	1,047	4,650	4,370
Time charter equivalent (TCE) daily rate (4)	$25,172	$21,015	$28,523	$23,022
Fleet utilization (5)	99.5%	98.9%	96.1%	96.4%

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off -hire days.

(4) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

The following table reflects the calculation of our TCE daily rates for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010

Voyage revenue	29,412	23,028	132,935	102,190
Voyage expenses	(1,094)	(1,277)	(5,549)	(5,196)
Revenue on a time charter basis	28,318	21,751	127,386	96,944

Total voyage days for fleet	1,125	1,035	4,466	4,213
Time charter equivalent (TCE) daily rate	$25,172	$21,015	$28,523	$23,022

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Operations for the three -month periods and the years ended December 31, 2009 and 2010:

	Three Months Ended December 31,		Year Ended December 31,
(Dollars in thousands, except for share and per share data)
	2009	2010	2009	2010
STATEMENT OF OPERATIONS DATA	(unaudited)	(unaudited)	(audited)	(unaudited)

Voyage revenues	$28,228	$23,028	$118,462	$100,632
Gain on forward freight agreements	(263)	-	570	(4,342)
Imputed revenue	1,185	-	14,473	1,558
Gross revenue	29,150	23,028	133,505	97,848

Voyage expenses	(1,094)	(1,277)	(5,549)	(5,196)
Vessels operating expenses	(11,132)	(9,422)	(43,915)	(41,078)
Depreciation	(9,804)	(4,293)	(48,272)	(24,853)
General and administrative expenses	(4,323)	(4,162)	(8,540)	(8,264)
Dry docking costs	-	-	(5,570)	(1,784)
Loss from sale of vessels and vessels held for sale	(82,076)	(1,551)	(133,176)	(62,929)
Impairment loss	(52,700)	-	(52,700)	-
Operating income/(loss)	(131,979)	2,323	(164,217)	(46,256)

Interest income	16	3	271	119
Interest expense and finance costs	(2,221)	(2,828)	(12,169)	(6,775)
Gain/(loss) on derivative instruments	(993)	694	(2,567)	(8,713)
Net income/(loss)	$(135,177)	$192	$(178,682)	$(61,625)

Earnings/(loss) per common share, basic and diluted	$(2.935)	$0.002	$(6.824)	$(0.874)

Weighted average number of common shares, basic and diluted (1)	46,131,749	78,244,916	26,185,442	70,488,531

(1)

The weighted average number of common shares gives effect to the 3:1 reverse stock split which took place on June 17, 2010.

The following are OceanFreight Inc.’s Consolidated Balance Sheets as of December 31, 2009 and 2010

(Dollars in thousands, except per share data)
	2009	2010
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$37,272	$9,549
Restricted cash	2,500	0
Vessels held for sale	51,080	88,274
Other current assets	9,447	11,931
Total current assets	100,299	109,754

FIXED ASSETS, NET:
Advances for vessel acquisition	9,900	-
Vessels under construction	-	46,618
Vessels, net of accumulated	423,242	311,144
Other, net of accumulated depreciation	856	597
Total fixed assets, net	433,998	358,359

OTHER NON-CURRENT ASSETS
Restricted cash	6,511	5,511
Other non –current assets	8,464	5,239
Total assets	549,272	478,863

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	49,947	82,331
Other current liabilities	23,381	28,980
Total current liabilities	73,328	111,311

NON –CURRENT LIABILITIES:
Derivative liability, net of current portion	3,606	4,875
Long-term debt, net of current portion	215,727	127,441
Total non-current liabilities	219,333	132,316

STOCKHOLDERS’ EQUITY:	256,661	235,236
Total liabilities and stockholders’ equity	549,272	478,863

Adjusted EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes loss on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles Net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended December 31,		Year Ended December 31
	2009	2010	2009	2010
	(amounts in thousands of U.S, dollars)
Net cash provided by operating activities	6,314	3,070	26,552	28,449
Net increase/(decrease) in operating assets	(2,993)	2,582	9,988	(481)
Net (increase)/decrease in operating liabilities	3,794	(1,833)	143	(1,214)
Net interest expense	4,468	4,792	19,563	14,816
Amortization of deferred financing costs included in interest expense	(169)	(116)	(744)	(538)
Adjusted EBITDA	11,414	8,495	55,502	41,032

Fleet List

The table below describes our fleet and current employment profile as of April 6, 2011:

Vessel Name	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Vessels
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-14	Mar-18
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-14	May-18
M/V Montecristo	2005	180,263	Capesize	TC	23,500	May-14	Jan-18
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-12	Dec-12
M/V Topeka	2000	74,710	Panamax	TC	15,000	Jan-12	Apr-13
M/V Helena	1999	73,744	Panamax	TC	32,000	May-12	Oct-16

Vessel to be Sold
M/T Olinda	1996	149,085	Suezmax	POOL	-	-	-

Vessels to be Acquired
Newbuilding VLOC #1 (1)	2012	206,000	Capesize	TC	25,000	Apr-15	Apr-20
Newbuilding VLOC #2 (2)	2012	206,000	Capesize	TC	23,000	Aug -17	Aug -22
Newbuilding VLOC #3 (3)	2012	206,000	Capesize	TC	21,500	Oct-19	Oct-26
Newbuilding VLOC #4	2013	206,000	Capesize	Spot
Newbuilding VLOC #5	2013	206,000	Capesize	Spot

(1)

Upon delivery of this vessel, Hull 1227, which is expected in the first quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)

Upon delivery of this vessel, Hull 1228, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $23,000 and $40,000 per day.

(3)

Upon delivery of this vessel, Hull 1229, which is expected in the third quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $21,500 and $38,000 per day.

Conference Call and Webcast: Thursday, April 7, 2011 at 08:30 A.M. EDT

OceanFreight management team will host a conference call on Thursday, April 7, 2011, at 08:30 A.M. Eastern Daylight Time (EDT) to discuss the Company’s financial results for the Quarter ended December 31, 2010.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "OceanFreight".

A telephonic replay of the conference call will be available until April 13, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0) 1452 550 000 (Standard International Dial In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. OceanFreight owns a fleet of twelve vessels, comprised of six drybulk vessels (four Capesize, two Panamaxes), one Suezmax crude carrier tanker and five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 2 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”. Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com